Mail Stop 3561

April 26, 2007

Mr. Larry G. Brady
 Chief Financial Officer
THE GREENBRIER COMPANIES, INC.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

> **Re:** **The Greenbrier Companies, Inc.**
> **Form 10-K for the year ended August 31, 2006**
> **Filed November 2, 2006, as amended on November 6, 2006**
> **File No. 1-13146**

Dear Mr. Brady:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year August 31, 2006), As Amended

Management's Discussion and Analysis

Executive Summary, page 19

1.   We note your disclosure on page 6 that Burlington Northern and Santa Fe Railway
       Company (BNSF) and TTX Company, on a combined basis, accounted for almost half of
       your total revenue for 2006. In light of their significance to your business, we suggest
       you increase the prominence of disclosures relating to these major customers throughout
       your filing. For example, in the Executive Summary of your MD&A, consider
       presenting the amount of your current backlog attributable to each of these major
       customers. Also, please name these customers in the fourth risk factor set forth in Item
       1(a) of your 10-K filing. In addition, in Item 3, when discussing the litigation initiated in
       2004 against you by BNSF, disclose the fact that BNSF is your largest customer.

2.   In the fourth paragraph of your Executive Summary, you assert that additional cash gives
       you the flexibility to execute on your strategy of growing your core business, both
       organically and through acquisition. However, based on the decrease in your cash and
       cash equivalents from almost $143 million at August 31, 2006 to less than $15 million at
       November 30, 2006, it appears the aforementioned additional cash was used primarily for
       acquisitions. Also, it is unclear how generating cash by incurring debt helps you to grow
       your core business organically. Please explain supplementally, and clarify your
       disclosures where appropriate.

3.   We note the disclosure in Note 3 to your financial statements, which states that each
       party to your former joint venture arrangement with Bombardier held a 50% non-
       controlling interest in the joint venture. Similarly indicate in the eighth paragraph of
       your Executive Summary whether your 50% interest in the joint venture formed in
       October 2006 with Grupo Industrial Monclava is a controlling or non-controlling interest.

Financial Statements

Note 22. Segment Information, page 43

4.   In future filings, expand your disclosure to also include a reconciliation of the segment
       income statement data to the consolidated amount of net income reflected in the
       statements of operations. Reference is made to paragraph 32(b) of SFAS No. 131.

Forms 10-Q (Quarters Ended November 30, 2006 and February 28, 2007)

Note 1. Interim Financial Statements, page 6

Minority Interest

5.   It is unclear to us why you have reflected minority interest of a 50-50 joint venture ownership with Grupo Industrial Monclova in your consolidated balance sheets, rather than accounting for the transaction under the equity method of accounting pursuant to APB No. 18. Please supplementally explain to us in detail how you account for this joint venture.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

      Sincerely,

      David R. Humphrey
      Branch Chief